Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

2005 OCT 25 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	*1 202 772 92 07*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*24 October 2005*	*No of sheets:*	5

05011990

NI/126/2005

SUPPL

In accordance with §93, section 2 of the Decree of the Council of Ministers dated March 21, 2005 - Journal of Law No 49, item 463, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Report for the first half of 2005.

Herein, are presented only the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Report for the first half of 2005 by express mail shortly.

Sincerely

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Marek Szczerbiak

dw 10/25

(in '000 PLN unless otherwise indicated)

Consolidated balance sheet

Assets	Note	At 30 June 2005	At 31 December 2004
Non-current assets		**6 701 702**	**6 484 535**
Property, plant and equipment	7	5 554 538	5 458 088
Intangible assets	8	86 351	90 115
Investment property	9	9 880	9 878
Investments accounted for using the equity method	10	825 184	805 095
Deferred income tax asset	22	36 280	18 149
Available-for-sale financial assets	11	31 922	31 816
Held-to-maturity investments	12	46	37 320
Derivative financial instruments	13	60 800	19 329
Financial assets at fair value through profit or loss	14	78 643	-
Trade and other receivables	15	18 058	14 745
Current assets		**3 179 284**	**2 869 240**
Inventories	16	1 223 816	1 034 311
Trade and other receivables	15	788 646	810 243
Receivables due to current income tax		17 776	1 578
Available-for-sale financial assets	11	6 029	-
Held-to-maturity investments	12	5 353	5 789
Derivative financial instruments	13	187 447	494 145
Cash and cash equivalents	17	950 217	523 174
Held-for-sale non-current assets and assets included in disposal group	26	**2 277**	-
TOTAL ASSETS		**9 883 263**	**9 353 775**
Equity and liabilities			
EQUITY		**6 110 956**	**5 655 951**
Share capital	18	2 000 000	7 413 573
Other capital	19	10 183	201 550
Retained earnings	20	4 082 508	(1 976 873)
Equity attributable to shareholders of the Company		**6 092 691**	**5 638 250**
Minority interests		**18 265**	**17 701**
LIABILITIES		**3 772 307**	**3 697 824**
Non-current liabilities		**1 351 655**	**1 278 756**
Trade and other payables	21	11 997	15 609
Borrowings	22	56 389	53 781
Derivative financial instruments	13	46 979	44 117
Deferred income tax liability	23	241	14 514
Liabilities due to employee benefits	24	777 061	706 720
Provisions due to other liabilities and charges	25	458 988	444 015
Current liabilities		**2 420 652**	**2 419 068**
Trade and other payables	21	1 449 733	1 154 488
Borrowings	22	304 443	273 074
Current income tax liabilities		163 874	299 441
Derivative financial instruments	13	387 728	549 546
Liabilities due to employee benefits	24	63 748	62 658
Provisions for other liabilities and charges	25	51 126	79 861
TOTAL EQUITY AND LIABILITIES		**9 883 263**	**9 353 775**

(in '000 PLN unless otherwise indicated)

Consolidated income statement

	Note	For the period from 1 January to 30 June 2005	For the period from 1 January to 30 June 2004
CONTINUED ACTIVITIES:			
Sales	28	3 988 054	3 752 413
Cost of sales	29	(2 494 976)	(2 326 177)
Gross profit		**1 493 078**	**1 426 236**
Selling and marketing costs	29	(87 610)	(73 800)
Administrative expenses	29	(326 933)	(308 317)
Other operating income and profits - net	31	146 710	76 921
Operating profit		**1 225 245**	**1 121 040**
Financial costs - net	32	(54 714)	(62 701)
Share of profits of associates accounted for using the equity method	33	103 873	84 393
Profit before income tax		**1 274 404**	**1 142 732**
Income tax expense	34	(238 325)	(216 138)
Profit from continued activities		**1 036 079**	**926 594**
Profit for the period		**1 036 079**	**926 594**
attributable to:			
shareholders of the parent entity		1 035 515	925 384
minority interests		564	1 210
Earnings per share from continued activities attributable to the shareholders of the parent entity during the period (PLN per share)	35		
– basic/diluted		5.18	4.63

(in '000 PLN unless otherwise indicated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of Company			Minority interests	Total equity
		Share capital	Other capital	Retained earnings		
At 1 January 2004		**7 413 573**	**(262 108)**	**(3 353 588)**	**17 963**	**3 815 840**
Fair value gains on available for sale financial assets	19	-	9	-	-	9
Impact of cash flow hedging	19	-	28 935	-	-	28 935
Deferred income tax	19	-	(21 599)	-	-	(21 599)
Total income/expenses recognised directly in equity		**-**	**7 345**	**-**	**-**	**7 345**
Profit for the period		-	-	925 384	1 210	926 594
Total recognised income/expenses		**-**	**7 345**	**925 384**	**1 210**	**933 939**
At 30 June 2004		**7 413 573**	**(254 763)**	**(2 428 204)**	**19 173**	**4 749 779**
At 1 January 2005		**7 413 573**	**201 550**	**(1 976 873)**	**17 701**	**5 655 951**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39		**-**	**-**	**10 293**	**-**	**10 293**
At 1 January 2005 after restatement		**7 413 573**	**201 550**	**(1 966 580)**	**17 701**	**5 666 244**
Impact of cash flow hedging	19	-	(233 261)	-	-	(233 261)
Deferred income tax	23	-	41 911	-	-	41 911
Total income/expenses recognised directly in equity		**-**	**(191 350)**	**-**	**-**	**(191 350)**
Profit for the period		-	-	1 035 515	564	1 036 079
Other changes		-	(17)	-	-	(17)
Total recognised income/ expenses		**-**	**(191 367)**	**1 035 515**	**564**	**844 712**
Settlement of revaluation of share capital	18	(5 413 573)	-	5 413 573	-	-
Dividends declared for payment	20	-	-	(400 000)	-	(400 000)
At 30 June 2005		**2 000 000**	**10 183**	**4 482 508**	**18 265**	**6 110 956**

(in '000 PLN unless otherwise indicated)

Consolidated cash flow statement

	Note	For the period from 1 January to 30 June 2005	For the period from 1 January to 30 June 2004
Cash flow from operating activities			
Cash generated from operations	37	1 188 910	1 068 387
Income tax paid		(382 999)	(137 285)
Net cash generated from operating activities		**805 911**	**931 102**
Cash flow from investing activities			
Purchase of intangible assets and property, plant and equipment		(456 863)	(325 647)
Proceeds from sale of intangible assets and property, plant and equipment	37	1 537	4 875
Purchase of investment property	9	(2)	-
Purchase of held to maturity financial assets	12	(21 576)	(16 139)
Purchase of derivative instruments		(64 998)	(59 185)
Purchase of other financial assets		(9 913)	(4 226)
Proceeds from sale and realisation of held to maturity financial assets		22 180	26 509
Proceeds from sale of derivative instruments		30 947	111 109
Proceeds from sale of other financial assets		4 499	6 670
Purchase of financial assets at fair value through profit or loss	14	(1 051)	-
Proceeds from sale of financial assets at fair value through profit or loss		33 360	-
Loans granted to unrelated entities		(1 100)	(500)
Loan repayments received from unrelated entities		165	340
Interest received		316	89
Dividends received		83 784	70 298
Other investment expenses		(229)	(9 572)
Net cash used in investing activities		**(378 944)**	**(195 379)**
Cash flow from financing activities			
Buyback of bonds and other debt securities		(1 400)	-
Proceeds from borrowings		20 478	15 870
Repayments of borrowings		(9 368)	(530 266)
Interest paid		(6 546)	(29 759)
Dividends paid to minority interest		(39)	(78)
Payments of liabilities due to financial leasing		(4 859)	(5 568)
Other financial expenses		(235)	-
Net cash used in financing activities		**(1 969)**	**(549 801)**
Total net cash flow		**424 998**	**185 922**
Cash and cash equivalents at beginning of the period		523 174	494 591
Exchange gains on cash and cash equivalents		2 045	250
Cash and cash equivalents at end of the period		**950 217**	**680 763**
including restricted cash and cash equivalents		42 545	67 338